ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

December 7, 2017

Enerplus Announces Changes to the Board of Directors

CALGARY, Alberta – Enerplus Corporation ("Enerplus") (TSX & NYSE: ERF) is pleased to announce the appointment of Mr. Jeff Sheets to its board of directors effective December 7, 2017. In 2016, Mr. Sheets retired as the Executive Vice President and Chief Financial Officer of ConocoPhillips Company, after a 36-year career with that company. Mr. Sheets resides in Houston, Texas.

Enerplus also announces the retirement of Mr. David Barr from its board of directors effective May 3, 2018. Mr. Barr has been a valued member of the board of directors since his appointment in 2011. Among his other responsibilities, Mr. Barr is the Chair of Enerplus' Safety & Social Responsibility Committee and has provided the board with insightful guidance gained through his long career in the oil and gas industry. Enerplus wishes to acknowledge and thank him for his many contributions and dedicated service.

About Enerplus
Enerplus Corporation is a responsible developer of high quality crude oil and natural gas assets in Canada and the United States committed to creating value for its shareholders through a disciplined capital investment strategy.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation